EXHIBIT 99.1

Press Release

19 May 2014	066/13-14

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Philip Townsend	+44 (0) 161 868 8148
Manchester United

Louis van Gaal appointed manager of Manchester United

•                  Club appoints Dutch national coach, who has won multiple titles in Holland, Spain and Germany

•                  Ryan Giggs to be Assistant Manager

•                  Frans Hoek and Marcel Bout join as Assistant Coaches

(NYSE:MANU) Louis van Gaal will take over as manager of Manchester United from the 2014/15 season.  He has signed a three year contract.

Louis, 62, has managed at the top level of European football for over 20 years and in that time has won domestic titles and domestic cups in three countries, as well as the UEFA Champions League, the UEFA Cup, an Intercontinental Cup, two UEFA Super Cups and domestic Super Cups in Holland and Germany.

He will take up his post after the FIFA World Cup, where he will manage the Dutch national team.

Ryan Giggs, English football’s most decorated player and the United player with most appearances in the Club’s history, has been appointed as Assistant Manager.  Ryan took charge of the First Team for the last four matches of the 2013/14 season.

Announcing the appointments Ed Woodward, said:

“In Louis van Gaal, we have secured the services of one of the outstanding managers in the game today.  He has achieved many things in his career to date and Old Trafford provides him with a fitting stage on which to write new chapters in the Manchester United story.

“Everyone is very excited about this new phase in the Club’s history.  His track record of success in winning leagues and cups across Europe throughout his career makes him the perfect choice for us.

“People know him as a larger than life character but I have also been extremely impressed by his intelligence, thoughtful approach to the role and his diligence.  I’m looking forward to working with him.

“I’m delighted that Louis has chosen Ryan as his Assistant.  Ryan’s association with the Club spans over two decades and his knowledge and stature will be of great use to Louis.  In addition, this is a fantastic opportunity for Ryan to learn his trade alongside a world class manager whose attacking instincts and belief in youth are tailor-made for Manchester United.”

Louis van Gaal said:

“It was always a wish for me to work in the Premier League.  To work as a manager for Manchester United, the biggest club in the world, makes me very proud!  I have managed in games at Old Trafford before and know what an incredible arena Old Trafford is and how passionate and knowledgeable the fans are.  This Club has big ambitions; I too have big ambitions.  Together I’m sure we will make history.”

Joel Glazer said:

“I am delighted that Louis will be our next manager.  He has an outstanding pedigree as a coach, both as a man who motivates his teams to win trophies and as someone who believes in giving young players a chance to prove their worth.  I am sure he will make a big impression on the Club, the players and the fans.”

Avie Glazer said:

“Louis joins us at an exciting time and has already communicated some great ideas for how the Club can move forward.  The board is right behind him in his plans and everyone here is already looking forward to the start of next season.”

Ryan Giggs said:

“I am thrilled to have the chance to serve as Assistant Manager.  Louis van Gaal is a world class coach and I know I will learn a lot about coaching from being able to observe and contribute at such close quarters.  Manchester United has been a huge part of my life and I’m delighted to be able to continue that relationship in such a key role.”

Frans Hoek is the Netherlands’ goalkeeping coach and has been instrumental in the development of ‘keepers such as United legend Edwin van der Sar and Barcelona’s Victor Valdes.  He joins as Assistant Coach, specialising in goalkeeping.

Marcel Bout joins as Assistant Coach, specialising in opposition scouting having previously worked for Bayern Munich, Telstar, AZ, FC Volendam and Feyenoord.

Ends.

Louis van Gaal

Born: 8 August 1951 in Amsterdam

Playing Career

1972-73	Ajax
1973-75	FC Antwerp
1977-78	Telstar
1978-86	Sparta Rotterdam
1986-87	AZ

Managerial Career

1991-97	Ajax
1997-2000	Barcelona
2000-2002	Holland national team (Technical Director)
2002-03	Barcelona
2003-04	Ajax (Technical Director)
2005-09	AZ
2009-11	Bayern Munich
2012-	Holland national team

Trophies won

UEFA Champions League	1	Ajax	1995
Intercontinental Cup	1	Ajax	1995
UEFA Cup	1	Ajax	1992
UEFA Super Cup	2	Ajax Barcelona	1995 1997
Dutch Eredivisie	4	Ajax AZ	1994, 1995, 1996 2009
Spanish La Liga	2	Barcelona	1998,1999
German Bundesliga	1	Bayern Munich	2010
KNVB Cup	1	Ajax	1993
Copa del Rey	1	Barcelona	1998
DFB Pokal	1	Bayern Munich	2010
Johann Cruyff Supercup	3	Ajax	1993, 1994, 1995
DFB Supercup	1	Bayern Munich	2010